Filed pursuant to Rule 433

Registration Statement No. 333-181500

Relating to Preliminary Prospectus Supplement

dated March 10, 2016

FEDERATIVE REPUBLIC OF BRAZIL – FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	6.00% Global Bonds due 2026
Ratings*	Ba2/BB/BB+ (Moody’s/S&P/Fitch)
Distribution	SEC Registered
Approximate Amount Issued	U.S.$1,500,000,000
Approximate Gross Proceeds	U.S.$1,485,990,000
Coupon	6.00% per annum, 30/360-day count basis, payable semi-annually
Maturity	April 7, 2026
Offering Price	99.066% of the principal amount, plus accrued interest, if any, from March 17, 2016
Yield to Maturity	6.125% per annum
Reference Benchmark Bond	UST 1.625% due February 2026
Benchmark Yield	1.929%
Reoffer Spread	+419.6 bps
Underwriting Fee	0.25%
Interest Payment Dates	April 7 and October 7 of each year
First Interest Payment Date	October 7, 2016 (long first coupon)
Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 50 basis points, plus accrued interest on the principal amount of the global bonds to the date of redemption.
Pricing Date	March 10, 2016
Settlement Date	March 17, 2016 (T+5)
CUSIP / ISIN	105756 BX7 / US105756BX78
Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing	Euro MTF Market Luxembourg
Joint Bookrunners	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Underwriting Commitments (approximate)	J.P. Morgan Securities LLC: U.S.$750,000,000 Merrill Lynch, Pierce, Fenner & Smith Incorporated: U.S.$750,000,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312516499432/d97168d424b5.htm .

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your sales representative at J.P. Morgan Securities LLC, calling toll-free +1-866-846-2874 or at Merrill Lynch, Pierce, Fenner & Smith Incorporated, calling toll-free +1-800-294-1322.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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